SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

April 5, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Max Webb Dana Brown Nicholas Panos

Re:	GNS II (U.S.) Corp.

Amendment No. 1 to

Registration Statement on Form S-4

Filed March 9, 2011

File No. 333-172076

Dear Messrs. Webb, Brown and Panos:

We are writing on behalf of our clients, The Mosaic Company (“Mosaic”), and its wholly-owned subsidiary, GNS II (U.S.) Corp. (“GNS”), in response to your oral comment regarding the above-named registration statement (the “Registration Statement”) provided to us during our discussion with the Staff on March 29, 2011. You have asked us to provide further detail and analysis as to why the proposed transaction described in the Registration Statement should not be considered a “Rule 13e-3 transaction” subject to the requirements of Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to going private transactions.

Although our discussion on March 29th mostly focused on whether the proposed transaction would qualify for the Rule 13e-3(g)(2) exemption from Rule 13e-3 if the transaction were a “Rule 13e-3 transaction,” we would like to take this opportunity to set forth in detail the basis for our overriding conclusion that Rule 13e-3 is inapplicable to the proposed transaction. In that regard, we strongly believe that, consistent with the no-action letter issued on February 3, 2011 by the Office of Chief Counsel of the Division of Corporation Finance (the “No-Action Letter”),1 the transaction does not constitute a “Rule 13e-3 transaction,” thereby rendering moot the issue of whether the exemption reflected in Rule 13e-3(g)(2) applies to the transaction. More specifically, as a result of the Staff’s position in the No-Action Letter, (i) the Mosaic common stock, which is the class of equity securities of Mosaic listed on the New York Stock Exchange (“NYSE”) and registered under Section 12(b) of the Exchange Act, will not be treated by the NYSE as being delisted in connection with the proposed transaction, and (ii) the Exchange Act registration of, and Section 15(d) reporting obligations associated with, the Mosaic common stock will not be terminated as a result of the proposed transaction. Consistent with the absence of a delisting, deregistration and termination of a reporting obligation, neither a Form 25 nor a Form 15, the forms generally required to be filed in connection with delisting, deregistration and reporting termination events, will be filed, or be required to be filed, by the NYSE or Mosaic in connection with the proposed transaction. Because none of the delisting, deregistration and reporting termination effects enumerated by Rule 13e-3(a)(3)(ii) will occur in connection with the proposed transaction, the transaction should not in our view be deemed a “Rule 13e-3 transaction.”

Moreover, the proposed transaction will not cause any of the harms against which Rule 13e-3 was intended to protect. The proposed transaction is being undertaken to implement the exit of Mosaic’s current majority

[1]	The No-Action letter is available on the SEC’s website, and we would be happy to provide the Staff with a copy if it would like.

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stockholder, Cargill, Incorporated (“Cargill”), which will allow Mosaic to become a more widely-held, independent public company without a majority stockholder, with a deeper, more liquid trading market for its common stock. As explained further below, if anything, the proposed transaction actually produces effects that are the opposite of the effects set forth in Rule 13e-3(a)(3)(ii), which are a prerequisite for any transaction to be deemed a “Rule 13e-3 transaction.”

In fact, the only manner by which the proposed transaction could possibly fit within the literal meaning of the “Rule 13e-3 transaction” definition would require concluding that the pre-transaction Mosaic is different than the post-transaction Mosaic solely by virtue of the holding company structure being used to effect the transaction (described further below). Such an approach would elevate the technical state law form of the proposed transaction, which was driven by tax purposes, over the substantive and actual effects of the transaction in a manner inconsistent with the way this transaction has been viewed by the offices of both the Chief Counsel and Chief Accountant of the Division of Corporation Finance as evidenced by (i) the No-Action Letter and (ii) a letter, dated January 3, 2011, from the Office of the Chief Accountant (the “Waiver Letter”).2 Indeed, as noted above, treating the transaction as a delisting or deregistration of, or termination of reporting with respect to, the Mosaic common stock for purposes of Rule 13e-3(a)(3)(ii) would, in our view, be inconsistent with the Staff’s position in the No-Action Letter and the fact that no Form 25 or Form 15 will be filed, or be required to be filed, by the NYSE or Mosaic.

We explain our clients’ position in more detail below.

A.	Background of the Proposed Transaction

In the proposed transaction, Mosaic will undergo a recapitalization of its share capital, followed by a split-off transaction pursuant to which Cargill will exchange its approximately 64% stake in Mosaic with certain Cargill stockholders and debt holders for outstanding shares of Cargill common stock or Cargill debt. The transactions are being implemented in accordance with a Private Letter Ruling received by the parties from the Internal Revenue Service, as a result of which the transactions are expected to be tax-free to Cargill, Mosaic and their respective stockholders. As detailed further in the Registration Statement, the proposed transaction includes the following steps:

•

A merger involving Mosaic and one of its existing subsidiaries with the effect of recapitalizing Mosaic’s share capital into shares of three classes of common stock: common stock; class A common stock and class B common stock. The shares all of three classes will have all the same rights, except as follows:

•

as described below, for tax reasons, the shares of class B common stock will be entitled to ten votes per share for the election of directors (unless they are converted into class A common stock as described below), but entitled to one vote per share on all other matters, including key stockholder matters like mergers and other significant corporate transactions (importantly, as indicated below, the ability of the holders of class B common stock to cast ten votes per share for the election of directors is not, for purposes of Delaware law, a “special right” of the class B common stock that would require, under the Delaware General Corporation Law or otherwise, a separate class B common stock vote for its elimination);

•	the shares of class A common stock and class B common stock will be subject to significant transfer restrictions;

•	the shares of class A common stock will be subject to conversion, on a share-for-share basis, into common stock under certain circumstances; and

[2]	We would be happy to provide the Staff with a copy of the Waiver Letter if it would like.

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•

the shares of class B common stock will be subject to conversion, on a share-for-share basis, into one-vote-per-share shares of class A common stock upon a vote of the holders of a majority of the outstanding shares of all classes of stock, voting together as a single class, with all shares of all classes entitled to one vote per share on this matter. As noted in the Registration Statement, Mosaic presently expects that, following completion of the proposed transaction, its board of directors will consider a proposal to convert the class B common stock in this manner. The board would then resolve to submit such a proposal to Mosaic’s stockholders at a special stockholders’ meeting or at the next regularly scheduled annual stockholders meeting.

•

Pursuant to the recapitalization merger, (i) Mosaic will become a wholly-owned subsidiary of GNS (following the merger, GNS will be renamed “The Mosaic Company” and current Mosaic will be renamed “MOS Holdings Inc.”) and (ii) shares of Mosaic common stock held by the public stockholders of Mosaic will convert, on a one-for-one basis, into shares of common stock of GNS, which will continue to be listed and traded on the NYSE and be the successor to Mosaic under both the Securities Act and Exchange Act.

•

Also pursuant to the recapitalization merger, a portion of the shares of Mosaic common stock held by Cargill will convert, on a one-for-one basis, into class A common stock and class B common stock of GNS and each of the other outstanding shares of Mosaic common stock held by Cargill will convert, on a one-for-one basis, into shares of common stock of GNS.

•

A split-off transaction immediately after the recapitalization merger pursuant to which Cargill will distribute its shareholdings in Mosaic by exchanging all of the shares of class A common stock, class B common stock and common stock received by Cargill in the merger (other than certain shares of common stock that will be temporarily retained by Cargill) with participating Cargill stockholders.

•

Cargill then expects to exchange the shares of common stock that it retains with certain of its debt holders in exchange for Cargill debt pursuant to one or more debt exchanges (the “debt exchanges”), the first of which is to occur promptly following completion of the split-off.

•

As described in more detail below, following completion of the transaction, the consolidated assets and liabilities, business and operations of GNS will be identical to the consolidated assets and liabilities, business and operations of Mosaic prior to the transaction.

Also on the closing date of the proposed transaction, certain Cargill stockholders participating in the split-off and the debt holders participating in the debt exchanges will sell shares of common stock received by them to the public in a registered underwritten public secondary offering that will settle immediately after

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the split-off (on the same day). Finally, certain Cargill stockholders and debt holders are expected to sell additional shares of common stock to the public in subsequent registered underwritten public secondary offerings during the first fifteen months following the completion of the split-off. In the end, within the fifteen-month timeframe, all of the shares of common stock that Cargill retains are expected to be sold to the public, with the majority of such shares being sold to the public on the closing date of the recapitalization/split-off.

Approximate Capitalization Following the Secondary Public Offerings3

For the split-off to be tax-free to Cargill and its stockholders, current U.S. federal income tax law requires, among other things, that Cargill exchange with its stockholders stock representing at least 80% of the voting power for the election of the company’s board of directors. Accordingly, this transaction is structured to create a “high vote” class of shares through the recapitalization merger described above to facilitate the tax-free nature of the split-off.

B.	The Purpose of Rule 13e-3

In explaining the purpose of adopting Rule 13e-3, the Commission stated in Release No. 34-14185 (November 17, 1977) (the “Proposing Release”) that “the practice of issuers … engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, as stated further in the Proposing Release and as reiterated in Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”), the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that “have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of:

•	an illiquid market,

[3]	Notes regarding Diagram:

•

The percentages above are based upon a current estimate of the initial allocation of shares to the Cargill stockholders. As noted in the Registration Statement, the actual initial allocation will be based on the value prior to the closing of the Cargill shares exchanged by the participating Cargill stockholders in the split-off and the average trading price of the Mosaic common stock over a period before closing.

•	Percentages above assume the sale of 157 million shares during the secondary public offerings.

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•	termination of the protections under the federal securities laws, and

•	further efforts by the [issuer or affiliate] to eliminate their equity interest.”

As explained below, the proposed transaction is not a transaction that will give rise to the adverse consequences articulated by the Commission. In fact, the proposed transaction, if anything, will have consequences that are the opposite of those that were of concern to the Commission, as the proposed transaction will have the effect of removing Cargill as a majority stockholder of Mosaic, making Mosaic a more independent public company with a deeper, more liquid trading market for its stock.

Rather than creating an illiquid market, the proposed transaction will meaningfully increase the liquidity of Mosaic’s common stock.

In the split-off and secondary public offerings that will accompany the proposed transaction, Cargill’s approximately 64% majority interest in Mosaic will be reduced to a minority interest (Cargill’s interest is expected to be reduced to under 10% on the closing date and ultimately, within fifteen months or less, Cargill is expected to no longer retain any interest in Mosaic). Consequently, the public float of the common stock to be held by the Mosaic public stockholders, which common stock will be listed on the NYSE under the same “MOS” ticker symbol, is expected to increase from approximately 36% to greater than 50% immediately following the closing. In addition, the public float will continue to increase as the subsequent secondary offerings take place.

The proposed transaction, accordingly, will result in a meaningful increase in the public float which will increase the liquidity of the common stock. Indeed, as noted in the Registration Statement, “the transactions will result in over 50% of the outstanding Mosaic shares being publicly held” and “the [proposed transaction is] designed to result in a controlled, multi-step increase in the public float of the Mosaic common stock.”

Mosaic stockholders will continue to be afforded identical protections under federal securities laws following the recapitalization/split-off.

Following the completion of the proposed transaction, Mosaic’s public stockholders will continue to own common stock in a registered public company that is subject to the Exchange Act reporting obligations, as Mosaic has been since its inception in 2004. All of the protections under the federal securities laws that currently are afforded to the Mosaic public stockholders will exist as they have historically for Mosaic. We also note that as Mosaic will no longer be a “controlled company” under the NYSE listing rules, the public stockholders will be afforded additional protections under such rules that are currently inapplicable to Mosaic.

The proposed transaction will have the effect of removing Cargill as the controlling stockholder (rather than furthering an effort by the controlling stockholder to eliminate the equity interest of the unaffiliated stockholders).

The purpose of the proposed transaction is to implement Cargill’s exit from its majority share position in Mosaic. As previously noted, the split-off itself will eliminate Cargill as a controlling stockholder of Mosaic, and through subsequent secondary offerings Cargill is expected to completely divest its stake in Mosaic. Not only is the proposed transaction not designed to exert further control over the unaffiliated stockholders, but it will have the exact opposite effect as Cargill will be relinquishing its control in the company. As indicated in the Registration Statement, some of the reasons that Mosaic is engaging in the proposed transaction include that the transaction will eliminate a controlling stockholder and thereby “facilitate strategic, financial and distribution policy decisions that would benefit all Mosaic stockholders without the influence of one controlling stockholder” and that the transaction “address[es] an overhang on

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the market for Mosaic common stock that Mosaic believes exists as a result of the presence of a large, controlling corporate stockholder.”

In sum, the explanations articulated by the Commission for adopting Rule 13e-3 indicate that the rule was intended to protect public stockholders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated stockholders of their securities or otherwise leave unaffiliated stockholders with illiquid securities that no longer benefitted from the same level of protection under federal securities laws. In the proposed transaction, however, the controlling stockholder is divesting its entire stake in Mosaic and the unaffiliated Mosaic stockholders will continue to have all of the protections under the federal securities laws and hold securities listed on the NYSE with meaningfully greater liquidity. Quite simply, this is not the type of transaction against which Rule 13e-3 is intended to protect. In fact, the proposed transaction is the antithesis of a going private transaction.

C.	Applicability of Rule 13e-3

The proposed transaction does not have effects enumerated by Rule 13e-3(a)(3)(ii).

For a transaction to be a Rule 13e-3 transaction, the transaction must have “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii)” of Rule 13e-3. The effects enumerated by Rule 13e-3(a)(3)(ii) are:

“(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

(B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The proposed transaction does not have either a reasonable likelihood or a purpose of producing either of these effects. As detailed above, the proposed transaction is in fact designed to remove Cargill as a majority stockholder of Mosaic and result in Mosaic becoming a more widely-held, independent public company without a controlling stockholder, with a deeper, more liquid trading market for its registered common stock. The public float of Mosaic’s common stock is actually expected to increase from approximately 36% to greater than 50% immediately following the closing of the proposed transaction and will continue to increase as the subsequent secondary offerings take place.

As noted above, by virtue of the holding company structure being used to effect the transaction, the “issuer” prior to completion of the proposed transaction will be the Delaware legal entity that is currently named “The Mosaic Company” and the “issuer” following completion of the proposed transaction will be the Delaware legal entity that is currently named “GNS II (U.S.) Corp.” (and all of Mosaic stockholders’ shares will convert into shares of GNS (on a one-for-one basis)). However, as a result of the Staff’s position reflected in the No-Action Letter, the Mosaic common stock, the class of equity securities of Mosaic listed on the NYSE and registered under Section 12(b) of the Exchange Act, will not be treated by the NYSE as being delisted in connection with the proposed transaction nor will the Exchange Act registration of, or Section 15(d) reporting obligation associated with, the Mosaic common stock be terminated as a result of the proposed transaction. Because none of the delisting, deregistration and reporting termination effects enumerated by Rule 13e-3(a)(3)(ii) will occur in connection with the transaction, the transaction should not, in our view, be deemed a “Rule 13e-3 transaction.” Concluding for purposes of Rule 13e-3(a)(3)(ii) that the common stock of Mosaic will be delisted from the NYSE, will become eligible for termination of Exchange Act registration or would no longer give rise to a Section

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15(d) reporting obligation would elevate the technical state law form of the proposed transaction over the substance of the transaction in a manner that, in our view, would be inconsistent with the view of the transaction taken for other federal securities law purposes by the offices of both the Chief Counsel and Chief Accountant in the No-Action Letter and Waiver Letter. Indeed, treating the transaction as a delisting or deregistration of, or a termination of reporting obligations with respect to, the Mosaic common stock for purposes of Rule 13e-3(a)(3)(ii) would be inconsistent with the fact that, as a result of the No-Action Letter, neither a Form 25 nor a Form 15, the forms generally required to be filed in connection with delisting, deregistration and reporting termination events, will be filed, or be required to be filed, by the NYSE or Mosaic in connection with the transaction.

Moreover, as detailed below, post-closing GNS (which will be renamed “The Mosaic Company”) and pre-closing Mosaic are the same. They are the same from, among other things, an economic, operational and management standpoint, and they are also the same from a securities law standpoint.

•

Same consolidated assets, liabilities, business and operations. The consolidated assets and liabilities of GNS following the recapitalization/split-off will be identical to the consolidated assets and liabilities of Mosaic prior to such transaction. Additionally, on a consolidated basis, GNS will conduct the same business and operations that Mosaic conducted immediately prior to the proposed transaction.

•	Identical Management. The executive management and board of directors of GNS following the transaction will be identical to that of Mosaic immediately prior the proposed transaction.

•

No Change to Total Outstanding Shares. The proposed transaction will not change the company’s total number of outstanding shares or the earnings per share. Additionally, the proposed transaction will not result in any change to the company’s accounting policies applied to its consolidated financial statements.

•

GNS is viewed for securities law purposes as Mosaic’s successor pursuant to a No-Action Letter received from the Office of the Chief Counsel of the Division of Corporation Finance. Pursuant to the No-Action Letter, after the completion of the proposed transaction, GNS will be deemed a successor to Mosaic under both the Securities Act and Exchange Act. As specifically set forth in the No-Action Letter, following the consummation of the recapitalization/split-off:

•

GNS will be able to consider Mosaic’s reporting history in meeting the eligibility requirements to use Form S-3 (the use of which requires that the issuer be a reporting company under the Exchange Act for the previous 12 months);

•	GNS can continue ongoing offerings of Mosaic’s stock under Mosaic’s existing registration statements;

•	GNS can include the prior reporting history of Mosaic in determining whether GNS has complied with the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended;

•

the recapitalization that occurs via the merger will constitute a “succession” for purposes of Rule 12g-3 promulgated under the Exchange Act, and, upon issuance of GNS stock in connection with the proposed transaction, GNS common stock will be deemed to be registered under Section 12(b) of the Exchange Act; and

•	GNS will succeed to the Commission file number currently used by Mosaic.

•

Waiver Letter from Office of the Chief Accountant. No stand-alone financial statements of GNS need to be presented in the Registration Statement for the proposed transaction and the registration statement on Form S-1 for the related secondary public offerings described above.

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•

GNS is viewed for NYSE purposes as Mosaic’s successor. In connection with listing the shares of GNS common stock on the NYSE, GNS is not required to submit an original listing application, which is the application that would have to be submitted by truly new issuers (e.g., a company pursuing an initial public offering). Rather, representatives of the NYSE have noted that they view GNS as a successor to Mosaic, and in connection with listing the common stock only supplemental information, which is principally related to the proposed transaction is being required to be submitted to the NYSE. In addition, as noted previously, GNS, which will be renamed “The Mosaic Company” following the closing of the proposed transaction, will retain the “MOS” ticker symbol.

Accordingly, other than as a technical Delaware corporate law matter, GNS and Mosaic are one and the same issuer. Moreover, to conclude that the proposed transaction is a Rule 13e-3 transaction because of the succession to GNS from Mosaic, notwithstanding the fact that on a consolidated basis the before and after public company will have the exact same assets, liabilities, businesses and operations, would have the odd result of severely promoting form over substance.

Illustrative Example.

The following example demonstrates the peculiar result that would occur by ascribing a prominence to the Delaware law form of the proposed transaction.

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The substance and effect of the above two transaction structures is identical: (i) after completion of each transaction, the unaffiliated stockholders hold common stock representing the same economic percentage interest in the same consolidated business (and a voting percentage interest for the election of directors that is lower by virtue of the creation and issuance of the high-vote shares); and (ii) the company in which the unaffiliated stockholders hold an equity interest is a public and listed company in which there is now a deeper, more liquid trading market for such equity interest. The Structure A transaction unquestionably is not a Rule 13e-3 transaction because the same state law issuer remains in place and the effects enumerated in Rule 13e-3(a)(3)(ii) are not present. In fact, there have been a number of precedent recapitalization/spin-off or recapitalization/split-off transactions completed using Structure A (where in each case, as is the case in the proposed transaction, a controlled company recapitalizes its share capital to create a high-vote class of stock in order to facilitate the distribution by its controlling shareholder of at least 80% of its voting power for the election of directors to the controlling shareholder’s shareholders), none of which were considered Rule 13e-3 transactions (the “Precedent Transactions”):

•	Reinsurance Group of America, Incorporated / MetLife, Inc. (2008)

•	Centex Construction Products, Inc. / Eagle Materials Inc. (2003)

•	Curtiss Wright Corporation / Unitrin, Inc. (2001)

•	Florida East Coast Industries Inc. / The St. Joe Company (2000)

•	Neiman Marcus Group Inc. / Harcourt General, Inc. (1999)

•	Gartner Group, Inc. / IMS Health Inc. (1999)

•	MIPS Technologies, Inc. / Silicon Graphics, Inc. (1999)

•	MFS Communications, Inc. / Level 3 Communication Inc. (1995)

•	Freeport-McMoRan Copper & Gold Inc. / Freeport-McMoran Inc. (1995)

Although the parties involved in the proposed transaction could have elected to use Structure A, the debt exchange component of the transaction required, for tax purposes, the use of Structure B because of an element of the debt exchanges that was not present in the Precedent Transactions. As distinguished from Structure A, using Structure B as a Delaware corporate law matter technically involves a share exchange by public stockholders. As a substantive matter, however, Structure A and Structural B are identical and yield the same effect: a recapitalization transaction in which the public stockholders will hold shares of “Controlled,” on a consolidated basis. To subject the Structure B transaction—i.e., the proposed transaction—to Rule 13e-3 simply because of the use of a subsidiary as the new holding company, and notwithstanding that on a consolidated basis the new holding company will have, among other things, the identical assets, liabilities, businesses, operations and management that Mosaic had prior to the proposed transaction, would not be the appropriate conclusion in this case.

C.	Applicability of the (g)(2) Exception

Although we believe the analysis should end with the conclusion that the proposed transaction is not a Rule 13e-3 transaction, even if the Staff were to conclude that the proposed transaction falls within such definition, we believe that the exception provided by Rule 13e-3(g)(2) would nevertheless apply.

Rule 13e-3(g)(2) states that the rule shall not apply to a “transaction in which the security holders are offered or receive only an equity security Provided, That,

(i) Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

(ii) Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

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(iii) If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.” (emphasis added)

As we explained above, every holder of Mosaic common stock will receive common stock in connection with the proposed transaction. Moreover, the common stock will be (i) registered pursuant to Section 12 of the Act and (ii) listed on a national securities exchange – the NYSE. We believe that this satisfies the requirements of Rule 13e-3(g)(2).

In addition to the proposed transaction fitting squarely within the text of paragraph (g)(2), it also fits within the guidance that the Commission has issued on this matter. In particular, Question 9 of the Commission’s Interpretative Release provides that: “[t]he basis of the subparagraph (g)(2) exception is that where ‘security holders are offered only an equity security which is either common stock or has essentially the same attributes as the security which is the subject of the Rule 13e-3 transaction…all holders of the affected class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest.’” As outlined below, even if the Staff takes the position that the receipt of common stock in and of itself does not satisfy the requirements of paragraph (g)(2), we strongly believe that the Mosaic unaffiliated stockholders will maintain an equivalent or enhanced equity interest as part of the proposed transaction and that as a result, the paragraph (g)(2) exemption should remain available.

The proposed transaction is expected to enhance the equity interest to be held by the public stockholders.

The public stockholders will hold an identical number of shares of common stock as they held as of the closing of the transaction and the transaction does not result in any change to the total number of outstanding shares or the earnings per share. The common stock is identical to the class A common stock and class B common stock created in the recapitalization with respect to dividends and other distributions and all classes of common stock are treated the same with respect to any liquidation, dissolution or winding up of the company. Furthermore, in a number of respects the proposed transaction will provide the Mosaic public stockholders with an enhanced equity interest. As explained in the Registration Statement, the anticipated benefits of the transaction to the Mosaic public stockholders include, among other things:

•	increased liquidity, including the potential for S&P 500 index inclusion by virtue of no longer having a majority stockholder, which would further enhance the attractiveness of the shares;

•	greater flexibility of the company when it comes to strategic, financial and distribution policy decisions, which would inure to the benefit of all stockholders; and

•	elimination of overhang associated with Cargill’s majority ownership, which overhang currently could be depressing the market price of the public stockholders’ shares.

Indeed, although we recognize it is not dispositive, a number of research analysts have pointed to these benefits in the context of praising the transaction.4 Moreover, as compared to the class A and class B shares created in the recapitalization, the common stock will be the only class of shares to benefit from the

[4]

For example, Bank of America Merrill Lynch noted that “We consider this to be a quick, low-cost move that makes Mosaic a more attractive stock to own, and should lead to an improved relative valuation over time. In one fell swoop, management eliminates the ‘minority discount’ associated with a controlling shareholder, enhances management’s strategic and financial flexibility, and significantly expands its floating shares.” RBC similarly noted that “Cargill is giving up control of Mosaic and the premium associated with such control at no cost to Mosaic’s existing shareholders. The potential benefits associated with this generous, transformational gift to Mosaic’s shareholders include ….”

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significantly increased liquidity post-transaction. The class A and class B shares will not be listed on any national securities exchange and will be subject to significant transfer restrictions, all as detailed in the Registration Statement. The common stock to be held by the unaffiliated stockholders in the proposed transaction, however, will be listed and freely tradable into what will be a meaningfully deeper, more liquid trading market on the NYSE.

The voting interest of the public stockholders will be enhanced as well.

In addition, as you indicated in our discussion on March 29th, analyzing the relative voting rights of the unaffiliated stockholders pre- and post- transaction is an important part of determining whether stockholders are maintaining an equivalent interest. We believe that the proposed transaction at a minimum will maintain the voting rights the public stockholders currently hold and ultimately will in fact lead to increased voting power for such stockholders. We acknowledge that by virtue of the creation of the high-vote stock, the voting power of the public stockholders for the election of directors will initially be diluted. However, this dilution has no effect on the equivalent standing of the public stockholders with respect to the election of directors pre- and post- transaction.

Currently, Cargill owns approximately 64% of the voting power for all matters subject to a vote of stockholders, including with respect to the election of directors. Consequently, the public stockholders currently have no power to elect any directors to the board. In fact, absent Cargill voluntarily agreeing to relinquish its rights, Cargill currently has the power to control the outcome of every item that is submitted to a vote of Mosaic stockholders. By contrast, following the proposed transaction, with respect to all matters other than the election of directors (which is the only matter for which the high-vote applies), the voting power of the public stockholders will actually be enhanced since Cargill will no longer hold a controlling block.

Moreover, with respect to the election of directors, as described in the Registration Statement, Mosaic presently expects that following the completion of the proposed transaction the board of directors will consider a proposal to collapse the dual-class voting structure. Not only will the public stockholders control the outcome of such a vote, because the proposed transaction will result in over 50% of the common stock being publicly held, but the holders of the high-vote stock (who will vote together with the other holders of common stock) also will be incentivized to vote in favor of such proposal, since the high-vote stock is highly illiquid as it will not be listed on any securities exchange and is otherwise not transferrable except in limited circumstances. Thus, in the proposed transaction the public stockholders will (i) retain the effective voting power they currently have for the election of directors, and (ii) have the possibility, for the first time since Mosaic’s inception, to gain real voting power in the election of directors.

Finally, the Staff should note that the ability of the holders of class B common stock to cast ten votes per share for the election of directors is not a protected “right” of the class B common stockholders. As noted above, the shares of class B common stock will be subject to conversion, on a share-for-share basis, into one-vote-per-share shares of class A common stock upon a vote of holders of a majority of the outstanding shares of all classes of stock, voting together as a single class, with all shares of all classes entitled to one vote per share on this matter. The class B common stock has no ability as a class, under Delaware law or otherwise, to prevent the automatic conversion of the class B common stock and the elimination of the associated ten-vote per share feature, and the outstanding shares of class B common stock will only represent approximately 25% of the voting power with respect to the vote for the conversion of the class B common stock. And, as noted above and in the Registration Statement, Mosaic presently expects that, following completion of the proposed transaction, its board of directors will consider a proposal to convert the class B common stock to class A common stock. The board would then resolve to submit such a proposal to Mosaic’s stockholders at a special stockholders’ meeting or at the next regularly scheduled annual stockholders meeting.

Securities and Exchange Commission

April 5, 2011

No current affiliate of Mosaic will receive shares other than the same common stock to be held by the public stockholders.

We also considered the statement made by the Commission in response in to Question 9 in the Interpretative Release that
“[t]ransactions in which affiliates may receive forms or amounts of consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception.” Although, Cargill will receive a form of consideration (common stock, class A common stock and class B common stock) that is initially different from that to be received by the unaffiliated stockholders (common stock only), Cargill will only hold such different consideration for a moment in time. In fact, Cargill is contractually bound to effect the split-off of the shares of class A common stock and class B common stock once the merger has been completed (and none of Cargill’s stockholders are affiliates of Mosaic). Thus, upon the closing of the proposed transaction, Cargill will hold only shares of common stock, the same consideration received by the unaffiliated security holders.

D.	Conclusion

Simply put, the proposed transaction is not a 13e-3 transaction. As a general policy matter, none of the harms that the rule is intended to protect against are present in this transaction. Specifically, the proposed transaction, as evidenced by, among other things, the No-Action Letter, does not have either a reasonable likelihood or a purpose of producing either of the effects enumerated by Rule 13e-3(a)(3)(ii), and as a result Rule 13e-3 is not applicable to the proposed transaction in a manner that renders moot the issue of whether the exemption reflected in Rule 13e-3(g)(2) applies to the transaction. As outlined above, this transaction will actually yield effects that are the opposite of those against which Rule 13e-3 was enacted to protect, as the proposed transaction is designed to remove Mosaic’s controlling stockholder and result in Mosaic becoming an independent public company with a deeper, more liquid trading market for its common stock while continuing to afford Mosaic’s public stockholders the same protections under the federal securities laws and NYSE listing rules.

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Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg
Eric M. Swedenburg

cc:	John W. White
William V. Fogg
Cravath, Swaine & Moore LLP

Philip Richter
Brian Mangino
Fried, Frank, Harris, Shriver & Jacobson LLP

Charles I. Cogut
Joseph H. Kaufman
Simpson Thacher & Bartlett LLP

Richard L. Mack
The Mosaic Company / GNS II (U.S.) Corp.